Via EDGAR Submission

June 9, 2011

Division of Corporation Finance
U.S. Securities & Exchange Commission
Attention: John L. Krug
Senior Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re:	AVAX Technologies, Inc.
Request for Withdrawal of Registration Statement on Form 10-12G
Filed April 12, 2011, as amended on May 5, 2011
(SEC File No. 000-29222)

Dear Mr. Krug:

Effective as of the date hereof, AVAX Technologies, Inc., a Delaware corporation (the "Company"), hereby withdraws its Registration Statement on Form 10-12G (File No. 000-29222) (the "Form 10") filed with the Securities and Exchange Commission on April 12, 2011 and amended on May 5, 2011.  The Company is withdrawing the Form 10 to prevent it from becoming automatically effective sixty days after the date of the original filing.

If you have any questions regarding this request for withdrawal, please contact Faith L. Charles of Thompson Hine LLP, the Company's outside counsel, at (212) 908-3905 or the undersigned at (215) 241-9760.  Thank you for your attention.

Sincerely,

AVAX Technologies, Inc.

By:	/s/ John K. A. Prendergast
Name: John K. A. Prendergast, Ph.D.
Title: Chief Executive Officer

cc:	Faith L. Charles, Thompson Hine LLP